UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of September, 2007
Cameco Corporation
(Commission file No. 1-14228)
2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.

1.	Material Change Report dated September 14, 2007	3-4
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 14, 2007	Cameco Corporation
	By:	“Gary M.S. Chad”
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1 — Name and Address of Company
Cameco Corporation (“Cameco”) 2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3
Item 2 — Date of Material Change
September 6, 2007
Item 3 — News Release
The English version and the French translation version of the news release relating to this material change were distributed and filed by CCN Mathews through their Canadian Timely Disclosure Pack and U.S. Timely Disclosure Pack on September 6, 2007.
Item 4 — Summary of Material Change
On September 6, 2007, Cameco filed a notice of intention to make a normal course issuer bid with the Toronto Stock Exchange (TSX) to repurchase, over a one year period, for cancellation up to 5% of the company’s common shares, representing an investment of about $750 million (Canadian) at Cameco’s share price on September 6, 2007. The TSX accepted the company’s notice on September 7, 2007.
Item 5 — Full Description of Material Change
On September 6, 2007, Cameco announced its intension to proceed with a significant program to repurchase up to 5% of the company’s common shares, representing an investment of about $750 million (Canadian) at Cameco’s share price on September 6, 2007. The company has concluded that, in the near term, as attractive assets have not been available at reasonable valuations, the best investment is repurchasing the company’s shares.
On September 6, 2007, Cameco filed a notice of intention to make a normal course issuer bid with the TSX. Under the bid, which was accepted by the TSX on September 7, 2007, Cameco will have the ability, and has indicated its intention, to purchase for cancellation up to approximately 17.7 million of its common shares, representing 5% of the approximately 353.9 million issued and outstanding common shares as of September 5, 2007.
Under the bid, Cameco may commence purchasing shares on September 11, 2007 and may continue to do so until September 10, 2008, unless the company purchases the maximum allowable number of common shares sooner or terminates the program. Cameco will make only market purchases of its common shares and will pay the market price of the shares at the time of purchase.
Cameco expects to use predominately cash on hand and cash from operations to fund the share repurchase program.
Item 6 — Reliance on subsection 7.1(2) or (3) of National Instrument 51-102.
Not applicable.

Item 7 — Omitted Information
Not applicable.
Item 8 — Executive Officer
Gary M.S. Chad Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary Cameco Corporation (306) 956-6303
Item 9 — Date of Report
September 14, 2007